UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Industries Group

(Exact Name of Registrant as Specified in Charter)

Nevada	001-35927	80-0948413
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification Number)
Incorporation)

1460 Fifth Avenue, Bay Shore New York 11706
(Address of Principal Executive Offices)

Michael Recca	(631) 968-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Air Industries Group is submitting this Form SD in compliance with Rule 13p-1 of the Securities Exchange Act of 1934.

Based on Air Industries’ reasonable country of origin inquiry, procedures undertaken in prior years and its reliance upon predominately the same suppliers for raw materials, Air Industries has no reason to believe that for the period from January 1 to December 31, 2019, its products subject to inquiry pursuant to Rule 13p-1 contained Conflict Minerals (as defined in the Rule) that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Air Industries does not have any reason to believe that Conflict Minerals have been incorporated into any of its products. Nevertheless, as it relies primarily upon information from its suppliers and, in turn, their suppliers, to determine the country of origin of raw materials utilized in its products, it cannot state definitively that Conflict Minerals originating in the Covered Countries have not been incorporated in some of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Industries Group

By:	/s/ Michael Recca
Michael Recca
Chief Financial Officer
June 2, 2020

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